# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vacasa, Inc., CIK 0001874944
CUSIP: 91854V206
Title of class of securities: Class A Common Stock, $0.00001 Par Value
Address of issuer's principal executive offices: 850 NW 13th Avenue, Portland, Oregon (OR), 097209
Date of event which requires filing of this statement: 04/30/2025
Filed by CIK 0001641818
Persons authorized to receive notices and communications: Nathan Linn, c/o Level Equity Management, LLC, 140 E 45th St., 42nd Floor, New York, New York (NY), 10017, (212)660-2740; Oreste Cipolla, Esq., Goodwin Procter LLP, 620 Eighth Avenue, New York, New York (NY), 10018, (212)459-7225

## Reporting persons
- Level Equity Opportunities Fund 2015, L.P. (CIK 0001641818): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Level Equity Opportunities Fund 2018, L.P. (CIK 0001749090): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- LEGP II AIV(B), L.P. (CIK 0001897233): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- LEGP I VCS, LLC (CIK 0001897157): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- LEGP II VCS, LLC (CIK 0001898219): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Level Equity - VCS Investors, LLC (CIK 0001896838): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Level Equity Associates II, LLC (CIK 0001897166): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Benjamin Levin (CIK 0001897344): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.00001 Par Value
Name of issuer: Vacasa, Inc.
Address of issuer's principal executive offices: 850 NW 13th Avenue, Portland, Oregon (OR), 097209
Comment:
Explanatory Note:

This Amendment No. 2 amends and supplements the statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on January 7, 2025, as amended by Amendment No. 1 filed on March 13, 2025 (as amended, the "Schedule 13D").

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No.2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended and supplemented by adding the following:

On March 17, 2025, the Issuer entered into Amendment No. 1 to the Merger Agreement with Parent and Merger Subs. Pursuant to the Amendment No. 1 to the Merger Agreement, the parties to the Merger Agreement agreed to (i) increase the Merger Consideration from $5.02 in cash to $5.30 in cash, without interest, for each share of the Class A Common Stock issued and outstanding immediately prior to the Company Merger Effective Time, other than the Excluded Shares, (ii) remove both purchase price adjustment provisions, which could have resulted in a reduction to the Merger Consideration based on Unit Count and/or the Company's Liquidity, and (iii) terminate Parent's right to terminate the Merger Agreement if the Unit Count decreased to below 24,000 as of the Adjustment Measurement Date.

On March 28, 2025, the Issuer entered into Amendment No. 2 to the Merger Agreement with Parent and Merger Subs. Pursuant to the Amendment No. 2 to the Merger Agreement, the parties to the Merger Agreement agreed to remove, as a condition to closing the Mergers, the expiration or termination of any applicable waiting period under the HSR Act and made additional ministerial changes related thereto.

The foregoing descriptions of the Amendment No. 1 and the Amendment No. 2 to the Merger Agreement do not purport to be complete and are each qualified in its entirety by reference to the full text of such amendments. The Amendment No. 1 and the Amendment No. 2 to the Merger Agreement are filed as Exhibit 8 and Exhibit 9, respectively, to this Amendment No. 2 and are incorporated herein by reference.

Immediately prior to the Company Merger Effective Time, as part of Level Equity's internal restructuring, (i) Level Equity Opportunities Fund 2015, L.P. contributed 67,973 shares of Class A Common Stock to its wholly owned subsidiary LEOF 2015 Blocker (CSG), Inc., (ii) Level Equity Opportunities Fund 2018, L.P. contributed 40,913 shares of Class A Common Stock to its wholly owned subsidiary LEOF 2018 Blocker (CSG), Inc., and (iii) LEGP II AIV(B), L.P. contributed 227,656 shares of Class A Common Stock to its wholly owned subsidiary LEGP II Blocker (CSG), Inc.

On April 30, 2025, the Issuer and Parent completed the Mergers. On April 30, 2025, pursuant to the Merger Agreement, as amended, and the Support Agreement, at the Company Merger Effective Time, an aggregate of 1,668,662 shares of Class A Common Stock and 335,605 shares of Class B Common Stock (and an equivalent number of Common Units) beneficially owned by the Reporting Persons were contributed to Parent in exchange for equity interests in Parent.

Pursuant to the Merger Agreement, as amended, at the Company Merger Effective Time, as a result of the Company Merger, (i) each of the 10,246 shares of Class A Common Stock directly held by Mr. Benjamin Levin immediately prior to the Company Merger Effective Time was canceled and converted into the right to receive $5.30 in cash, without interest, and (ii) each of the 20,134 unvested restricted stock units held by Mr. Benjamin Levin immediately prior to the Company Merger Effective Time was canceled and converted into the right to receive $5.30 in cash, without interest, for each share underlying such restricted stock unit. Mr. Benjamin Levin resigned as a director of the Issuer effective as of the completion of the Mergers.

As a result of the Mergers, as of the Company Merger Effective Time, the Reporting Persons no longer beneficially own any securities of the Issuer.

The shares of Class A Common Stock were suspended from trading on the Nasdaq Stock Market (the "Nasdaq") effective as of the opening of trading on May 1, 2025. Nasdaq has filed a Notification of Removal from Listing and/or Registration on Form 25 to delist the shares of Common Stock and terminate the registration of such shares under Section 12(b) of the Securities Exchange Act of 1934, as amended.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is amended and restated as follows:

The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on each of the cover pages of this Schedule 13D incorporated by reference in this Item 5.

As of the date of this Amendment No. 2, the Reporting Persons do not beneficially own any securities of the Issuer.
Transactions in the class effected during the past sixty days: Item 5(c) of the Schedule 13D is amended and restated as follows: Except as set forth in this Schedule 13D, as amended by the Amendment No. 2, neither the Reporting Persons nor to the best knowledge of the Reporting Persons, any other person named in Exhibit 2, has effected any transaction in Class A Common Stock in the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Item 5(e) of the Schedule 13D is amended and restated as follows: As of April 30, 2025, each of the Reporting Persons ceased to beneficially own more than 5% of the outstanding shares of the Issuer's Class A Common Stock. As a result, this Amendment No. 2 serves as an exit filing for each of the Reporting Persons with respect to the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1 Joint Filing Agreement, dated as of January 7, 2025, by and among the Reporting Persons
Exhibit 2 Instruction C Persons Information
Exhibit 3 Agreement and Plan of Merger, dated as of December 30, 2024, by and among Issuer, Company LLC, Parent and Merger Subs (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on December 31, 2024)
Exhibit 4 Support Agreement, dated as of December 30, 2024, by and among Issuer, Parent, Level Equity Rollover Stockholders (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on December 31, 2024)
Exhibit 5 Tax Receivable Agreement, dated as of December 6, 2021, by and among Issuer, Company LLC and the other parties thereto (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on December 9, 2021)
Exhibit 6 Amendment No. 1 to Tax Receivable Agreement, dated as of December 30, 2024, by and among Issuer, Company LLC and the other parties thereto (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on December 31, 2024)
Exhibit 7 Registration Rights Agreement, dated as of December 6, 2021, by and among Issuer and the other parties thereto (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on December 9, 2021)

Exhibit 8 Amendment No. 1 to the Agreement and Plan of Merger, dated as of March 17, 2025, by and among Issuer, Company LLC, Parent and Merger Subs (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on March 18, 2025)
Exhibit 9 Amendment No. 2 to the Agreement and Plan of Merger, dated as of March 28, 2025, by and among Issuer, Company LLC, Parent and Merger Subs (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on March 28, 2025)

## Signatures
- Level Equity Opportunities Fund 2015, L.P.: /s/ Nathan Linn, Chief Operating Officer (05/02/2025)
- Level Equity Opportunities Fund 2018, L.P.: /s/ Nathan Linn, Chief Operating Officer (05/02/2025)
- LEGP II AIV(B), L.P.: /s/ Nathan Linn, Chief Operating Officer (05/02/2025)
- LEGP I VCS, LLC: /s/ Nathan Linn, Chief Operating Officer (05/02/2025)
- LEGP II VCS, LLC: /s/ Nathan Linn, Chief Operating Officer (05/02/2025)
- Level Equity - VCS Investors, LLC: /s/ Nathan Linn, Chief Operating Officer (05/02/2025)
- Level Equity Associates II, LLC: /s/ Nathan Linn, Chief Operating Officer (05/02/2025)
- Benjamin Levin: /s/ Benjamin Levin, Benjamin Levin (05/02/2025)
Comment: With respect to the signature of Level Equity Opportunities Fund 2015, L.P., Nathan Linn is the Chief Operating Officer of Level Equity Associates II, LLC, the general partner of Level Equity Partners II (GP), L.P., which is the general partner of Level Equity Opportunities Fund 2015, L.P.;

With respect to the signature of Level Equity Opportunities Fund 2018, L.P., Nathan Linn is the Chief Operating Officer of Level Equity Associates IV, LLC, the general partner of Level Equity Partners IV (GP), L.P., which is the general partner of Level Equity Opportunities Fund 2018, L.P.